SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2016

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2016 and 2015
and Independent Auditors' Report

TABLE OF CONTENTS

Pages

INDEPENDENT AUDITORS' REPORT	1 - 2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2016 and 2015	4
Notes to Financial Statements for the Years Ended December 31, 2016 and 2015	5 - 11

SUPPLEMENTAL SCHEDULES:
Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of	12
December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

We have audited the accompanying financial statements of EnPro Industries, Inc. Retirement Savings Plan, which comprise the statements of net assets available for benefits as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EnPro Industries, Inc. Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in accordance with generally accepted accounting principles in the United States of America.

Emphasis of Matter
As discussed in Note 2 to the financial statements, the Plan has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) and FASB ASU 2015-12, Plan Accounting: Defined Contribution Plans (Topic 962): (Part II) Plan Investment Disclosures. Our opinion is not modified with respect to this matter.

Report on Supplemental Information
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with generally accepted auditing standards in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ GreerWalker LLP
June 29, 2017
Charlotte, NC

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments, at fair value	$276,180,070	$243,626,728
Receivables:
Notes receivable from participants	8,884,864	7,965,391
Employer contributions	359,751	199
Total receivables	9,244,615	7,965,590
NET ASSETS AVAILABLE FOR BENEFITS	$285,424,685	$251,592,318

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS:
Additions to net assets attributed to:
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$16,427,772	$(9,630,891)
Interest and dividend income	6,353,992	7,834,497
Net investment income (loss)	22,781,764	(1,796,394)

Interest income on notes receivable from participants	332,677	321,384

Contributions:
Participants	15,708,744	14,168,534
Employer	13,830,866	11,832,017
Rollovers	4,042,438	1,400,149
Total contributions	33,582,048	27,400,700

Total additions, net	56,696,489	25,925,690

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	26,100,346	37,315,410
Fees and commissions	311,366	343,923
Total deductions	26,411,712	37,659,333

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	30,284,777	(11,733,643)

TRANSFERS OF ASSETS, NET	3,547,590	(592)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	251,592,318	263,326,553

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$285,424,685	$251,592,318

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Eligible employees of the Company, as defined by the plan document, may enroll in the Plan on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matching contributions made by the Company. Net investment income is credited to each account based on appreciation, or depreciation, of specific assets held in each participant account and any earnings thereon.

Plan Merger - On May 16, 2016, the Fabrico, Inc. Retirement Plan (the "Fabrico Plan") was merged into the Plan. Approximately $3,548,000 in assets from the Fabrico Plan were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances and vesting status from the Fabrico Plan and are eligible to fully participate in the Plan.

Plan Contributions - Participants may contribute between 1% and 75% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches between 25% and 100% of employee contributions between 4% and 6% of base pay per payroll period, as defined by the plan document. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions from the EnPro Industries, Inc. Common Stock Fund are made, at the option of the participant, in either cash or shares of EnPro Industries, Inc. common stock.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant's account and bear interest at rates that range from 4.25% to 8% which are commensurate with local prevailing rates at the time of issuance in accordance with the plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay Plan expenses. As of December 31, 2016 and 2015, forfeited non-vested accounts in the Plan totaled approximately $473,000 and $198,000, respectively. Forfeitures were used to reduce Company contributions by approximately $64,000 and $141,000 during 2016 and 2015, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management elected to adopt the provisions of this new standard during 2016. Accordingly, the standard was retrospectively applied and has no impact on the comparability of the financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-12, Plan Accounting: Defined Contribution Plans (Topic 962): Part (II) Plan Investment Disclosures. This standard simplifies employee benefit plan reporting with respect to plan investment disclosures. Part II is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. Accordingly, the amendment was retrospectively applied and has no impact on the comparability of the financial statements.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisor and Schwab. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions - Contributions from employees are recorded as they are withheld from the participants’ wages. Contributions from the Company are recorded in the period in which the related participant contributions are due.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Certain investment advisor fees, recordkeeping fees and other miscellaneous fees are charged directly to the participants’ accounts and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through June 29, 2017, which is the date the financial statements were available to be issued for 2016.

3.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used as of December 31, 2016 or 2015.

EnPro Industries, Inc. Common Stock Fund: Valued at the closing price of EnPro Industries, Inc. common stock reported on the New York Stock Exchange.

Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Registered investment companies	$158,084,537	$—	—	$158,084,537
Company common stock fund	7,599,468	—	—	7,599,468
Money market fund	1,782	—	—	1,782
Self-directed accounts	4,402,801	—	—	4,402,801
Total investments in the fair value hierarchy	$170,088,588	—	—	170,088,588
Investments measured at net asset value				106,091,482
Investments, at fair value				$276,180,070

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$146,164,512	$—	—	$146,164,512
Company common stock fund	5,023,932	—	—	5,023,932
Money market fund	6,376	—	—	6,376
Self-directed accounts	3,964,614	—	—	3,964,614
Total investments in the fair value hierarchy	$155,159,434	—	—	155,159,434
Investments measured at net asset value				88,467,294
Investments, at fair value				$243,626,728

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust - Target Date	$80,919,048	N/A	Daily	10 days
Common/Collective Trust - Income	$25,172,434	N/A	Daily	0 to 10 days

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust - Target Date	$64,618,093	N/A	Daily	10 days
Common/Collective Trust - Income	$23,849,201	N/A	Daily	0 to 10 days

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

5.	TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(e)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	Vanguard Institutional Index	Registered investment company	$48,247,489
*	Schwab Managed Retirement 2030	Common/collective trust	26,875,228
	Galliard Retirement Income Fund	Common/collective trust	21,403,808
*	Schwab Managed Retirement 2040	Common/collective trust	19,679,900
	PIMCO Total Return Fund	Registered investment company	18,262,012
	Dodge & Cox Stock Fund	Registered investment company	17,364,358
*	Schwab Managed Retirement 2020	Common/collective trust	17,195,999
	T Rowe Price Mid-Cap Growth	Registered investment company	16,899,665
*	Schwab Managed Retirement 2050	Common/collective trust	15,340,533
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	9,851,045
	Europacific Growth	Registered investment company	9,777,312
	Columbia Small Cap Value	Registered investment company	8,980,646
*	EnPro Industries, Inc. Common Stock Fund	Common Stock	7,599,468
	Invesco Van Kampen Equity and Income	Registered investment company	6,684,813
	Vanguard Selected Value Mid Cap	Registered investment company	4,789,433
	Vanguard Total Bond Market Index	Registered investment company	4,783,692
	Personal Choice Retirement Account	Self-directed brokerage account	4,402,801
*	Schwab Managed Retirement Income	Common/collective trust	3,726,998
	Vanguard Total International Stock Index	Registered investment company	3,732,600
	Virtus Emerging Markets Opportunity Fund	Registered investment company	3,261,698
	American Beacon Small Cap Growth Fund	Registered investment company	2,422,526
*	Schwab Managed Retirement 2010	Common/collective trust	1,827,388
	Vanguard Extended Market Index	Registered investment company	1,361,823
	BlackRock Global Allocation Fund	Registered investment company	1,665,425
	Wells Fargo Stable Return Fund	Common/collective trust	41,628
*	Schwab US Treasury Money Fund	Money market fund	1,782
*	Participant loans	Interest rate of 4.25 - 8%	8,884,864

			$285,064,934

*    Party-in-interest transaction.

See independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Chief Administrative Officer, General Counsel and
Secretary

Date: June 29, 2017

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker LLP